FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release (4) Material Change Report (3) and Audit Committee Charter

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ____   NO   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.
(Registrant)

Dated: February 24, 2011   BY: *Chris Robbins*

It's   Vice President
                (Title)

   click here for printer-friendly PDF version

ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

February 24, 2011

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
             SEC FILE NO. 0-08797
             FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
        Vice President

February 25, 2010

ANGLO SWISS RESOURCES INC. COMPLETES NELSON MINING CAMP PROPERTY ACQUISITIONS

IMMEDIATE RELEASE	**Vancouver, British Columbia.**
FEBRUARY 25, 2010	**TSX Venture: ASW**
8:00 am EST	**OTCBB: ASWRF**
	Frankfurt: AMO

Anglo Swiss Resource Inc. has completed the addition of over 11,756 hectares of mineral tenures on the eastern, western and southern boundaries of its Nelson Mining Camp ("NMC") near Nelson, British Columbia. Through a series of purchase agreements and mineral staking, briefly described below, the Company has significantly increased its impressive footprint within the southeastern region of British Columbia.

The NMC now consists of over 15,000 hectares providing a large footprint of prospective land as the Company works towards meeting its goal of defining a gold enriched poly-metallic discovery.

Len Danard, President & CEO remarks "This accomplishment of assembling this land position over the past few months has been a major under taking for Anglo Swiss Resources Inc. This is the first time in the history of this area that we are aware of, that a land package of this scope has been accomplished. There are multiple historic mines and workings that, as they say where there is smoke there is fire. We would like to thank all the parties that participated in coming together with us in this common goal, of identifying and bringing a new major discovery to this historically mineral rich area of British Columbia."

The 2010/2011 exploration programs over the 50 square kilometres are being designed to locate any source(s) of the known gold, silver and poly-metallic minerals at depth and to expand upon the current gold resources at the Kenville Gold Mine. An airborne Aeroquest MAG/EM geophysical survey is scheduled for late March which will cover the entire property and assist in the targeting of deeper potential mineralized bodies and assist in delineating the extent of the known mineralized systems. An extensive surface diamond drill program will begin in April of 2010.

The NMC is host to the Company's 100-per-cent-owned Kenville gold mine plus over twenty known past producing underground mines, numerous surface adits and old workings. The Company in late 2009 acquired the Ron Gold property (60%) and the Referendum Gold property (100%). The recent acquisitions have greatly enhanced Anglo Swiss Resources' land position to the south, east and west extending the potential strike length of the regional geological trend along the Silver King Shear Zone.

The Silver King Shear zone is the host to numerous historical gold, copper and silver mines in southeastern British Columbia with Anglo's Kenville Gold Mine located nearby. The hypothesis is that the possible conduits or source(s) for precious and base metals within the Nelson Mining Camp at depth have never been systematically tested by modern geophysics, surface drilling and computer modeling.

The following options to purchase agreements are subject to regulatory approvals.

*   Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

*   Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of 2 contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

*   Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 158 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totaling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

*   Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of 1 staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totaling $50,000 by the fourth anniversary of the Agreement ; plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

*   Anglo Swiss Resources Inc. has staked 10 mineral claims, named the Silver South Claim group for a total of 4,818 hectares located immediately south of the southern boundary of the Nelson Mining Camp. The Silver South Claim group will be subject to the upcoming airborne survey.

The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp. The Kenville Gold mine is the flagship of this property group. A recent NI 43-101-compliant report is available on SEDAR with the company's initial gold resource on the 257 level of this seven level high-grade gold mine. An important note is that within all the known past producers, including the Kenville Gold Mine, the known vein systems are open to surface and more importantly, open to depth.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 15,000 hectare Nelson Mining Camp located to the south west of Nelson, British Columbia. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

March 9, 2010

FORM 51-102F3
MATERIAL CHANGE REPORT

1.   Name and Address of Corporation

Anglo Swiss Resources Inc. (the "**Company**")
#309 – 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6
Tel: 604-683-0484

2.   Date of Material Change

February 25, 2010

3.   News Release

On February 25, 2010, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR. A copy of such news release is attached as Appendix A. TSX Venture exchange approval was received on March 4, 2010 for these property acquisitions.

4.   Summary of Material Change

The Company has completed the addition of over 11,756 hectares of mineral tenures on the eastern, western and southern boundaries of its Nelson Mining Camp ("NMC") near Nelson, British Columbia. Through a series of purchase agreements and mineral staking, as more fully described in Appendix A, the Company has significantly increased its impressive footprint within the southeastern region of British Columbia.

5.   Full Description of Material Change
See news release attached hereto as Appendix A.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

6.   Omitted Information

Not Applicable.

7.   Executive Officer

Chris Robbins, Vice-President
Telephone: (604) 683-0484

8.   Date of Report

DATED at Vancouver, British Columbia this 9th day of March, 2010.

ANGLO SWISS RESOURCES INC.
Per:

s/ *"Chris Robbins"*
Chris Robbins
Director

APPENDIX A

ANGLO SWISS RESOURCES INC. COMPLETES NELSON MINING CAMP PROPERTY ACQUISITIONS

IMMEDIATE RELEASE	**Vancouver, British Columbia.**
FEBRUARY 25, 2010	**TSX Venture: ASW**
8:00 am EST	**OTCBB: ASWRF**
	Frankfurt: AMO

Anglo Swiss Resource Inc. has completed the addition of over 11,756 hectares of mineral tenures on the eastern, western and southern boundaries of its Nelson Mining Camp ("NMC") near Nelson, British Columbia. Through a series of purchase agreements and mineral staking, briefly described below, the

Company has significantly increased its impressive footprint within the southeastern region of British Columbia.

The NMC now consists of over 15,000 hectares providing a large footprint of prospective land as the Company works towards meeting its goal of defining a gold enriched poly-metallic discovery.

Len Danard, President & CEO remarks "This accomplishment of assembling this land position over the past few months has been a major under taking for Anglo Swiss Resources Inc. This is the first time in the history of this area that we are aware of, that a land package of this scope has been accomplished. There are multiple historic mines and workings that, as they say where there is smoke there is fire. We would like to thank all the parties that participated in coming together with us in this common goal, of identifying and bringing a new major discovery to this historically mineral rich area of British Columbia."

The 2010/2011 exploration programs over the 50 square kilometres are being designed to locate any source(s) of the known gold, silver and poly-metallic minerals at depth and to expand upon the current gold resources at the Kenville Gold Mine. An airborne Aeroquest MAG/EM geophysical survey is scheduled for late March which will cover the entire property and assist in the targeting of deeper potential mineralized bodies and assist in delineating the extent of the known mineralized systems. An extensive surface diamond drill program will begin in April of 2010.

The NMC is host to the Company's 100-per-cent-owned Kenville gold mine plus over twenty known past producing underground mines, numerous surface adits and old workings. The Company in late 2009 acquired the Ron Gold property (60%) and the Referendum Gold property (100%). The recent acquisitions have greatly enhanced Anglo Swiss Resources' land position to the south, east and west extending the potential strike length of the regional geological trend along the Silver King Shear Zone.

The Silver King Shear zone is the host to numerous historical gold, copper and silver mines in southeastern British Columbia with Anglo's Kenville Gold Mine located nearby. The hypothesis is that the possible conduits or source(s) for precious and base metals within the Nelson Mining Camp at depth have never been systematically tested by modern geophysics, surface drilling and computer modeling.

The following options to purchase agreements are subject to regulatory approvals.

*   Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

*   Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of 2 contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totaling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-

million.

* Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 158 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totaling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

* Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of 1 staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totaling $50,000 by the fourth anniversary of the Agreement ; plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

* Anglo Swiss Resources Inc. has staked 10 mineral claims, named the Silver South Claim group for a total of 4,818 hectares located immediately south of the southern boundary of the Nelson Mining Camp. The Silver South Claim group will be subject to the upcoming airborne survey.

The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp. The Kenville Gold mine is the flagship of this property group. A recent NI 43-101-compliant report is available on SEDAR with the company's initial gold resource on the 257 level of this seven level high-grade gold mine. An important note is that within all the known past producers, including the Kenville Gold Mine, the known vein systems are open to surface and more importantly, open to depth.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 15,000 hectare Nelson Mining Camp located to the south west of Nelson, British Columbia. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.

Toll Free: 1-888-221-0915
www.howardgroupinc.com

March 10, 2010

FORM 51-102F3
MATERIAL CHANGE REPORT

9.   Name and Address of Corporation

Anglo Swiss Resources Inc. (the "**Company**")
#309 – 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6
Tel: 604-683-0484

10. Date of Material Change

March 4, 2010

11. News Release

On March 8, 2010, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR. A copy of such news release is attached as Appendix A.

12. Summary of Material Change

The Company has completed the brokered private placement equity offering announced on February 26, 2010 issuing 4,285,715 units ("Units") at a price of $0.35 per Unit for total gross proceeds of $1.5 million. Each Unit consists of one common share (a "Share") and one-half of one common share purchase warrant (a "Warrant") of the Company. Each full Warrant shall be exercisable for a period of one year from the closing date at an exercise price of $0.50 per Share.

13. Full Description of Material Change
See news release attached hereto as Appendix A.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

14. Omitted Information

Not Applicable.

15. Executive Officer

Chris Robbins, Vice-President
Telephone: (604) 683-0484

16. Date of Report

DATED at Vancouver, British Columbia this 10th day of March, 2010.

ANGLO SWISS RESOURCES INC.
Per:

s/ *"Chris Robbins"*
Chris Robbins
Director

APPENDIX A
Not For Distribution in the United States of America

Anglo Swiss Resources Inc. Completes $1,500,000 Private Placement

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
March 8, 2010   **TSX Venture: ASW**
                                               OTCBB: ASWRF
                                               Frankfurt: AMO

Anglo Swiss Resources Inc. (the "Company") has completed the brokered private placement equity offering announced on February 26, 2010 issuing 4,285,715 units ("Units") at a price of $0.35 per Unit for total gross proceeds of $1.5 million. Each Unit consists of one common share (a "Share") and one-half of one common share purchase warrant (a "Warrant") of the Company. Each full Warrant shall be exercisable for a period of one year from the closing date at an exercise price of $0.50 per Share.

Kingsdale Capital Markets Inc. of Toronto ("Kingsdale") was the agent for the Company for this offering. The Company paid to Kingsdale a fee equal to 5% of the gross proceeds in cash and the Company granted to Kingsdale agent warrants ("Agent Warrants") to acquire Units equal to 5% of the number of Units sold. The Agent Warrants will be exercisable for a period of one year, expiring on March 4, 2011 at $0.35 per Unit.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to July 5, 2010.

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 15,000 hectare Nelson Mining Camp located to the south west of Nelson, British Columbia.

The funds raised from this offering will be used for further exploration on the Nelson Mining Camp and the Company's 100% owned Kenville Gold Mine property where recent results have generated high grade gold assay results and for general corporate and working capital. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory
The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

Schedule B

ANGLO SWISS RESOURCES INC.
AUDIT COMMITTEE CHARTER

1. Establishment of Audit Committee: The directors of the Corporation (the "Directors") hereby establish an audit committee (the "Audit Committee").

2. Membership: The membership of the Audit Committee shall be as follows:

(a) The Audit Committee shall be composed of three members or such greater number as the Directors may from time to time determine.

(b) The majority of the members of the Audit Committee shall be independent Directors.

(c) Each member of the Audit Committee shall be financially literate. For purposes hereof "financially literate" has the meaning set forth under MI 52-110 (as amended from time to time) and currently means the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Corporation's financial statements.

(d) Members shall be appointed annually from among members of the Directors. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a Director of the Corporation.

3. Oversight Responsibility: The external auditor is ultimately accountable to the Directors and the Audit Committee, as representatives of the shareholders and such shareholders representatives have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management information circular and proxy statement). The external auditor shall report directly to the Audit Committee and shall have the responsibilities as set forth herein.

4. Mandate: The Audit Committee shall have responsibility for overseeing:

(a) the accounting and financial reporting processes of the Corporation; and

(b) audits of the financial statements of the Corporation. In addition to any other duties assigned to the Audit Committee by the Directors, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of the Corporation to review all financial statements of the Corporation which require approval by the Directors, including year end audited financial statements. Specifically, the Audit Committee shall have authority and responsibility for:

(c) reviewing the Corporation's financial statements and MD&A before the information is publicly disclosed;

(d) overseeing the work of the external auditors engaged for purpose of preparing or issuing , an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(e) reviewing annually and recommending to the Directors:

   (i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; and

   (ii) the compensation of the external auditors.

(d) discussing with the external auditor:

   (i) the scope of the audit, in particular their view of the quality of the Corporation's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of the
   Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of the Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure reviewed by the auditors;

   (ii) significant changes in the Corporation's accounting principles, practices or policies; and

   (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the Corporation.

(e) reviewing with the external auditor and the Corporation's senior financial management the results of the annual audit regarding:

   (i) the financial statements;

   (ii) MD&A and related financial disclosure contained in continuous disclosure documents;

   (iii) significant changes, if any, to the initial audit plan;

   (iv) accounting and reporting decisions relating to significant current year events and transactions;

   (v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

   (vi) any other matters relating to the conduct of the audit, including such other matters which should be communicated to the Audit Committee under Canadian generally accepted auditing standards.

(vii) the Corporation's fraud risk assessment and anti-fraud controls. Obtain confirmation from senior management and the external auditor whether they are aware of any instances of fraud.

(f) reviewing and discussing with the Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

(i) the interim financial statements;

(ii) the interim MD&A; and

(iii) any other material matters relating to the interim financial statements, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies.

(iv) the Corporation's fraud risk assessment and anti-fraud controls. Obtain confirmation from senior management and the external auditor whether they are aware of any instances of fraud.

(g) receipt from external auditor of a formal written statement delineating all relationships between the auditor and the Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between the external auditor and the Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the external auditor.

(h) pre-approval of all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditors or the external auditors of the Corporation's subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit committee.

(i) reviewing and discussing with the external auditors and senior financial management: the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above.

(j) establishing and reviewing procedures for:

(i) receipt, retention and treatment of complaints received by the Corporation and its subsidiary entities regarding internal accounting controls, or auditing matters;

(ii) confidential anonymous submission by employees of the Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters or fraud; and

(iii) hiring policies regarding employees and former employees of present and former external auditors of the Corporation and its subsidiary entities.

(k) reviewing with the external auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

(l) review with the Chief Financial Officer and the Chief Executive Officer of the Corporation their respective disclosures made to the Committee during the certification process as required by Multilateral Instrument 52-109, including:

(i) any significant deficiencies or material weakness in the design or operation of internal controls;

(ii) any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

(iii) any other obligations arising from certification; and

(iv) any significant changes in the internal controls.

(m) reviewing and/or considering that, with regard to the previous fiscal year,

(i) management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

(ii) the external auditors and the Audit Committee have discussed the external auditors' judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;

(iii) the Audit Committee, on its own (without management or the external auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management
and the external auditor; and

(iv) in reliance on review and discussions conducted with senior financial management and the external auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects and that the financial statements fairly reflect the financial condition of the Corporation.

(n) investigating fraud, illegal acts or conflicts of interest.

5. Administrative Matters: The following general provisions shall have application to the Audit Committee:

(a) A quorum of the Audit Committee shall be the attendance of a majority of the members thereof. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee.

(b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the Directors of the Corporation. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all their powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual meeting of shareholders next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed.

(c) The Audit Committee may invite such directors, officers and employees of the Corporation or affiliates thereof as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor is to appear before the Audit Committee when requested to do so by the Audit Committee.

(d) The time and place for the Audit Committee meetings, the calling and the procedure at such meetings shall be determined by the Audit Committee having regard to the Articles and By-Laws of the Corporation.

(e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie. In the absence of the Chair, the other members of the Audit Committee shall appoint a representative amongst them to act as Chair for that particular meeting.

(f) Notice of meetings of the Audit Committee may be given to the independent auditor and shall be given in respect of meetings relating to the annual audited financial statements. The independent auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the independent auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the external auditor believes should be brought to the attention of the Directors or shareholders of the Corporation.

(g) The Audit Committee shall report to the Directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the Directors of the Corporation may from time to time refer to the Audit Committee.

(h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of the Corporation and its affiliates, and to discuss such books and records that are in any way related to the financial position of the Corporation with the directors, officers, employees and independent auditor of the Corporation and its affiliates.

(i) Minutes of the Audit Committee meetings shall be recorded and maintained. The Chair of the Audit Committee will report to the Directors on the activities of the Audit Committee and/or the minutes of the Audit Committee meetings will be promptly circulated to the Directors or otherwise made available at the next meeting of Directors.

(j) The Audit Committee shall, upon the approval of the Directors, adopt a formal written charter, which sets out the Audit Committee's responsibilities, the way they should be implemented and any other requirement such as membership and structure of the Audit Committee. The Audit Committee shall review and reassess the adequacy of the charter on an annual basis.

(k) The Audit Committee shall ensure and/or consider that, with regard to the previous fiscal year,

> (i) management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

> (ii) the external auditor and the Audit Committee have discussed the independent auditor's judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;

> (iii) the Audit Committee, on its own (without management or the independent auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

> (iv) in reliance on review and discussions conducted with management and outside auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects.

(l) The Audit Committee shall have the authority to:

> (i) engage independent counsel and other advisors or consultants as it determines necessary to carry out its duties;

> (ii) set and pay the compensation for any advisors employed by the Audit Committee; and

> (iii) communicate directly with the internal (if any) and external auditors.

END

December 29, 2010
**Not For Distribution in the United States of America**

Anglo Swiss Resources Inc. Arranges Private Placement

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
December 29, 2010   **TSX Venture: ASW**
                                                                  OTCBB: ASWRF
                                                                  Frankfurt: AMO

Vancouver, British Columbia Anglo Swiss Resources Inc. (the "Company")(TSX Venture: ASW) (OTCBB: ASWRF) (Frankfurt: AMO.F), is pleased to announce that it has entered into an agreement with Kingsdale Capital Markets Inc. of Toronto ("Kingsdale"), whereby Kingsdale has been appointed as agent for the Company to sell by private placement, on a best efforts basis:

a)   up to 7,000,0000 flow through units of the Company (the "FT Units") at $0.35 per Unit, for gross proceeds of $2,450,000. Each Unit shall consist of one common share (a "Share") and one-half of one common share purchase warrant (a "FT Warrant") of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.50 per Share; and

b)   up to 3,000,000 non-flow through units of the Company (the "NFT Units") at $0.30 per Unit, for gross proceeds of $900,000. Each Unit shall consist of one common share (a "Share") and one common share purchase warrant (a "NFT Warrant") of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.40 per Share

The Company shall pay to Kingsdale a fee equal to 7% of the gross proceeds payable either in cash or in common shares at Kingsdale's option. As well, the Company will grant to Kingsdale warrants (the "Agent Warrants") to acquire Units equal to 10% of the number of Units sold. The FT Agent Warrants will be exercisable for a period of 2 years from the date of issue at $0.35 per Unit. The NFT Agent Warrants will be exercisable for a period of 2 years from the date of issue at $0.30 per Unit. The completion of this offering is subject to the receipt of all necessary regulatory and other approvals, including the approval of the TSX Venture Exchange.

The funds raised from this offering will be used for further exploration and production on the Company's 100% owned Kenville Gold Mine property and the Nelson Mining Camp where recent results have generated high grade gold assay results and for general corporate and working capital.

About Anglo Swiss

Anglo Swiss Resources is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company's 100% owned Kenville Gold Mine property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

January 7, 2011

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. <u>Reporting Issuer</u>

Anglo Swiss Resources Inc. (the "Company")
#309 – 837 West Hastings Street
Vancouver, British Columbia, V6C 3N6
Phone: 604-683-0484

ITEM 2. <u>Date of Material Change</u>

December 30, 2010.

ITEM 3. <u>Press Release</u>

The Press Release was issued by the Company in Vancouver, British Columbia, announcing the private placement on December 29, 2010, via Filing Services Canada.

ITEM 4. <u>Summary of Material Change</u>

The Company has in the first tranche of a proposed 10,000,000 shares private placement distributed 2,299,500 common shares consisting of 1,050,000 shares at $0.30 per share of Non Flow Through Units and 1,249,500 shares at $0.35 per share of Flow Through Units for a total of $752,325.

 ITEM 5<u>. Full Description of Material Change</u>

The TSX Venture Exchange has accepted for filing documentation with respect to the first tranche of a non-brokered private placement for Anglo Swiss Resources Inc. announced Dec. 29, 2010:

Number of shares: 1,249,500 flow-through shares; 1.05 million non-flow-through shares

Purchase price: 35 cents per flow-through share; 30 cents per non-flow-through share

Warrants: 624,750 flow-through share purchase warrants to purchase 624,750 non-flow-through shares at 50 cents per share for a two-year period; 1.05 million non-flow-through share purchase warrants to purchase 1.05 non-flow-through shares at 40 cents per share for a two-year period

Hidden placees: three

Insiders: Len Danard 286,000 flow-through; Leroy Wolbaum 71,500 flow-through

Pro groups: NBCN Inc. ITF Cameron Prange 70,000 flow-through; NBCN Inc. ITF Shirley Prittie 50,000 non-flow-through

Finder's fee: Kingsdale Capital Markets Inc. will receive a 7 per cent in cash totaling $43,904 and 194,200 agent's options of which 89,200 are exercisable into units at 35 cents per unit for a two-year period and 105,000 are exercisable into units at 30 cents per unit.

ITEM 6. <u>Reliance on Section 7.1(2) or (3) of NI 51-102</u>

>Not applicable.

ITEM 7. <u>Omitted Information</u>

>Not applicable.

ITEM 8 <u>Senior Officers</u>

>For further information please contact:

>>Chris Robbins
>>Vice-President
>>#309 – 837 West Hastings Street
>>Vancouver, BC V6C 3N6
>>Tel: (604) 683-0484. email: info@anglo-swiss.com

ITEM 9. <u>Statement of Senior Officer</u>

>The foregoing accurately discloses the material change referred to herein.

>**DATED** at Vancouver, British Columbia this 7th. day of January 2011.

>>>ANGLO SWISS RESOURCES INC.

>>>Per:

>>>s/ *"Chris Robbins"*
>>>Chris Robbins
>>>Director

February 11, 2011


Anglo Swiss Resources Inc. Extends Warrants


IMMEDIATE RELEASE	**Vancouver, British Columbia.**
February 11, 2011	**TSX Venture: ASW**
	OTCBB: ASWRF
	Frankfurt: AMO

Anglo Swiss Resources Inc. has extended the expiration date related to the 2,142,856 warrants exercisable at $0.50 attached to the private placement dated March 4, 2010.

The new warrant expiration date will be amended to March 4, 2012, subject to regulatory approval. The exercise prices remain unchanged.

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Reader Advisory

*The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of this release.*

February 17, 2011

**Anglo Swiss Intersects Multiple High Grade Gold Veins Extending Mineralized
Structures by More Than 500 Meters**

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
February 17, 2011   **TSX Venture: ASW**
                                                        OTCBB: ASWRF
                                                        Frankfurt: AMO

Anglo Swiss Resources Inc. ("Anglo Swiss" or the "Company") is pleased to announce further results from the ongoing diamond drill program at the Kenville Gold Mine property located in south-eastern British Columbia. Of the fourteen holes drilled to date in this area, KE10-19 and KE10-20 are the furthest south. Both holes intersected multiple veins, many with high gold and silver values, the last one being over 500 meters south of and 200 meters below the mine's production levels. There were **twenty-six gold assays received from these five holes that graded at least 8 g/t Au to a high of 142.0 g/t Au** and **thirteen silver assays from 27.9g/t Ag to 56.2 g/t Ag.**

The area delineated by this recent drilling on the East side of Eagle Creek and extending to the southwest of the Kenville Gold mine is now considerably larger than the total production area of the original mine. The regular occurrence of multiple mineralized veins and the generally untapped potential to depth and to the south suggest that the veins are part of a large scale mineralized system that Anglo Swiss will continue to systematically explore. Please click here (*CNW to Insert Link Here*) to view the Kenville Mine property map depicting the recent drill holes intercepts and the full assay table. Some of the highest weighted highlights from the assay sheets are as follows:

February 17, 2011 Selected Highlights

Hole ID	From	To	Interval	Grade Au	Imperial oz/ton	Grade Ag
KE10-17	371.8	373.05	**1.25m**	**22.33 g/t**	4.10 ft at 0.68 oz	12.22 g/t
Incl	372.16	372.60	**0.46m**	**59.8 g/t**	1.51 ft at 1.74oz	31.8 g/t
KE10-19	426.05	427.33	**1.28m**	**30.12 g/t**	4.2 ft at 0.88 oz	9.27 g/t
Incl	426.05	426.5	**0.45m**	**84.5 g/t**	1.48 ft at 2.46 oz	22.3 g/t
KE11-22	362.71	364.18	**1.47m**	**22.82 g/t**	4.82 ft at 0.67 oz	18.29 g/t
Incl	363.21	363.68	**0.47m**	**70.8 g/t**	1.54 ft at 2.07 oz	55.5 g/t
KE11-22	430.12	431.58	**1.46m**	**49.91 g/t**	4.79 ft at 1.46 oz	20.77 g/t
Incl	430.62	431.13	**0.51m**	**142.0 g/t**	1.67 ft at 4.14 oz	56.2 g/t

Len Danard, President and CEO stated "The significance of drilling and proving the existence of continued high grade gold vein structure over 500 meters from the mine's historic working levels is very positive. The fact that we are also able to intersect similar high grade gold systems 200 meters below the surface levels of this past producer is also extremely encouraging."

Since recommencing drilling in November 2010, eight more holes have been drilled directly to the south of the Kenville mine, on the East side of Eagle Creek, adding to the six holes previously drilled in this area in 2009-2010. Assays from the first hole, KE10-16 were released Dec 14, 2010. Assay results for holes KE10-17, 19, 20 (KE-18 abandoned in overburden) and holes KE11- 21, 22 have been received back from ALS Canada and a Quality Control survey of all the data has been successfully completed by the Company's Qualified Person.

The following are the more noteworthy drill intersections:

February 17, 2011 Significant Intersections

Hole ID	From	To	Interval	Grade Au	Imperial	Grade Ag
KE10-17	371.8	373.05	**1.25m**	**22.33 g/t**	4.10 ft at 0.68 oz	12.22 g/t
Incl	372.16	372.60	**0.46m**	**59.8 g/t**	1.51 ft at 1.74 oz	31.8 g/t
KE10-19	426.05	427.33	**1.28m**	**30.12 g/t**	4.2 ft at 0.88 oz	9.27 g/t
Incl	426.05	426.5	**0.45m**	**84.5 g/t**	1.48 ft at 2.46 oz	22.3 g/t
KE10-19	569.47	569.85	**0.38m**	**13.63 g/t**	1.25 ft at 0.4 oz	12.53 g/t
Incl	569.7	569.85	**0.15m**	**31.7 g/t**	0.49 ft at 0.92 oz	24.7 g/t
KE10-20	407.02	409.23	**2.21m**	**6.38 g/t**	7.25 ft at 0.19 oz	7.33 g/t
Incl	407.63	409	**1.37m**	**9.9 g/t**	4.49 ft at 0.29 oz	10.53 g/t
KE10-20	499.2	501.08	**1.88m**	**13.57 g/t**	6.17 ft at 0.4 oz	13.6 g/t
Incl	499.2	499.89	**0.69m**	**34.8 g/t**	2.26 ft at 1.02 oz	34.5 g/t
KE11-21	614.85	617.3	**2.45m**	**4.64 g/t**	8.04 ft at 0.14 oz	9.87 g/t
Incl	616.05	616.36	**0.31m**	**30.5 g/t**	1.02 ft at 0.0.89 oz	27.9 g/t
KE11-22	263.21	265.18	**1.97m**	**6.07 g/t**	6.46 ft at 0.18 oz	5.73 g/t
Incl	263.86	264.65	**0.79m**	**14.2 g/t**	2.59 ft at 0.41 oz	9.2 g/t
KE11-22	362.71	364.18	**1.47m**	**22.82 g/t**	4.82 ft at 0.67 oz	18.29 g/t
Incl	363.21	363.68	**0.47m**	**70.8 g/t**	1.54 ft at 2.07 oz	55.5 g/t
KE11-22	430.12	431.58	**1.46m**	**49.91 g/t**	4.79 ft at 1.46 oz	20.77 g/t
Incl	430.62	431.13	**0.51m**	**142.0 g/t**	1.67 ft at 4.14 oz	56.2 g/t
KE11-22	570.23	571.86	**1.63m**	**7.21 g/t**	5.35 ft at 0.21 oz	5.22 g/t
Incl	570.23	570.43	**0.20 m**	**51.6 g/t**	0.66 ft at 1.51 oz	36.6 g/t

The sampled NQ2 drill core was submitted for assay with proper reference certified material, blanks, samples duplicates for quality control and scrutiny for NI 43-101 purposes. Gold values were analyzed by fire assay; the analytical laboratory retained was ALS Canada of North Vancouver. The intervals are an apparent thickness of the reported intersects, which may represent 80-100% of the intervals' true thickness. Only intersections that are truly perpendicular to core axis will be 100% true width. Most vein intersects are 70-80deg TCA.

All recent technical work has been supervised by, and the contents of this news release have been verified by, Ginette Carter, P.Geo, who is a qualified person as defined in National Instrument 43-101, standards of disclosure for mineral projects.

About Anglo Swiss

Anglo Swiss Resources Inc. is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company's 100% owned Kenville Gold Mine property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com